Exhibit 99.1

Descartes Acquires XPS Technologies
Strengthens Ecommerce Shipping Capabilities on the Global Logistics Network

WATERLOO, Ontario, June 6, 2022 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired XPS Technologies (XPS), a leading provider of ecommerce multi-carrier parcel shipping solutions.

XPS provides its cloud-based multi-carrier parcel shipping solutions directly to small-, medium- and large-sized ecommerce shippers. It also provides a white-label shipping platform to logistics services providers. The XPS platform helps customers streamline their ecommerce supply chain and reduce transportation costs by automatically importing orders, comparing carrier rates, printing shipping labels for all major carriers, and tracking through final delivery. The XPS platform is even more powerful with its integrations to leading ecommerce marketplaces, ERP providers and supply chain platforms.

“We remain committed to serving the ecommerce market and we believe that scale matters. Combining with XPS adds ecommerce domain expertise, advanced parcel shipping technology and a community of more than 10,000 customers,” said Andrew Roszko, EVP Commercial Operations at Descartes. “Many of today’s small and medium ecommerce retailers will be the major enterprises of tomorrow, and our integrated ecommerce shipping and fulfilment solutions are designed to help these businesses through all phases of growth.”

“XPS complements our significant recent investments in the ecommerce fulfilment and shipping space,” said Edward J. Ryan, Descartes’ CEO. “We welcome the XPS customers, employees and partners to the Descartes community and, together, look forward to helping the community manage the full lifecycle of domestic and international ecommerce shipments.”

XPS is headquartered in Utah. Descartes acquired XPS for up-front consideration of approximately $USD 65.0 million satisfied with cash on hand, plus potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is $USD 75.0 million, based on XPS achieving revenue-based targets in each of the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2024 and fiscal 2025.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

Global Investor Contact
Laurie McCauley
+1-519-746-6114 x202358
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of XPS and its solution offerings; the potential to provide customers with ecommerce multi-carrier parcel shipping solutions; other potential benefits derived from the acquisition of XPS and its solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the XPS business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes’ most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com